

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 24, 2008

Via U.S. Mail

Alan Ginsberg
Operating Manager
Plainfield Enterprises LLC
55 Railroad Avenue
Greenwich, Connecticut 06830

> **Re: Plainfield Enterprises LLC**
> **Form 10/A**
> **Filed October 16, 2008**
> **File No. 000-53407**

Dear Mr. Ginsberg:

   We have reviewed your responses to the comments in our letter dated October 6, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Item 1. Description Of Business, page 1

1. We note your response to prior comment 1; however, please provide us with analysis supporting your position that you are not a development stage company in light of the fact that: (i) it appears that you are devoting substantially all of your effort to obtain a Nevada gaming license so that you may establish your business and (ii) your business purpose is to hold equity in an entity related to the gaming industry but you have not yet converted the MonteLago Note into an equity interest in MonteLago and you hold no other equity in any entity related to the gaming industry.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17

2. We note your response to prior comment 5; however, the table setting forth the beneficial owners of more than 5% of the company's securities relates to voting

securities only and we note that the Class B units are non-voting securities. Please delete this information from the 5% security owner table and revise the disclosure relating to Mr. Max Holmes in the first table on page 18 to disclose, either by footnote or otherwise, that Plainfield Enterprises Holdings LLC, a wholly-owned subsidiary of the Plainfield Fund, owns all of the issued and outstanding Class B units. Also, please revise or explain the discrepancy between your disclosure in footnote 2 that Mr. Holmes has the ability to vote or direct the vote of the Class B units with your disclosure that the Class B units are non-voting equity.

Financial Statements, page F-1
Plainfield Enterprises LLC and Subsidiaries Financial Statements for the period ended July 31, 2008, page F-2

Consolidated Statement of Operations, page F-4

Consolidated Statement of Members' Equity (Deficiency), page F-5

We note your response to our prior comment 12 but continue to believe you should revise the consolidated statement of members' equity to include separate disclosure of changes in member's equity for each class of member's equity (i.e., the Class A and Class B units). Also, the consolidated statement of operations should be revised to clearly disclose the amount of the net loss allocated to each class of members' equity and to disclose results of operations on a per unit basis for both the Class A and Class B units. Refer to the guidance outlined in SAB Topic 4:F. Please revise.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Linda Cvrkel at (202) 551-3813 or Heather Clark at (202) 551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Thomas X. Fritsch, Esq.
        facsimile: (203) 302-1779